CHARLES BAIR +1 858 550 6142 cbair@cooley.com	VIA EDGAR AND FEDEX

December 4, 2019

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Valian Afshar
Christina Chalk

Re:	Cidara Therapeutics, Inc.
Schedule TO-I filed on November 20, 2019
File No. 005-88806

Ladies and Gentlemen:

On behalf of Cidara Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) in the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “SEC”), by letter dated November 26, 2019, regarding the Company’s Schedule TO-I, filed on November 20, 2019 (the “Schedule TO-I”) and the Exchange Offer (as defined in the Schedule TO-I).

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Schedule TO-I

Item 7. Source and Amount of Funds or Other Consideration

1.
The cross reference in Item 7(b) to Section 6 of the Exchange Offer appears to be inappropriate, as Section 6 sets forth the conditions to the consummation of the Exchange Offer rather than any material conditions to any financing of consideration to be provided in the Exchange Offer.  See Item 1007(b) of Regulation M-A.  Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Section 6 of the Exchange Offer to clarify that no financing arrangements are required as a condition to completing the Exchange Offer.

Item 10. Financial Information

2.
Please revise Item 10(a) to include the issuer’s book value per share as of the date of the most recent balance sheet presented.  See Item 1010(a)(4) of Regulation M-A.  Please revise to provide this information in the Offer to Purchase or in documents incorporated by reference.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Section 8 of the Exchange Offer to provide this information.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

December 4, 2019

Item 12. Exhibits

3.
We note that the offer materials appear to have been distributed only via email.  In your response letter, please explain why you believe this method of dissemination is appropriate under the circumstances of the Exchange Offer, taking into consideration the characteristics of the subject security holders and your normal means of communicating with employees. As an example, discuss whether all employees who are the subject of the offer have access to corporate email and whether this is your typical way of communicating with them.

Response: In response to the Staff’s comment, the Company has provided the requested explanation in Annex I attached to this letter.

Exhibit (a)(1)(A) – Exchange Offer

Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer, page 15

4.
We note that the Term “Eligible Holders” excludes employees who have received a notice of termination prior to the commencement of the Exchange Offer and employees who, between the commencement date and the Expiration Time, either receive a notice of termination or submit a notice of resignation.  Please clarify, however, whether the term “Eligible Holders” includes employees who have submitted a notice of resignation prior to the commencement date of the Exchange Offer but are still employees as of the Expiration Time.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Exchange Offer to clarify that the term “Eligible Holders” does not include employees who have submitted a notice of resignation prior to the commencement date. The Company has made a similar revision to the definition of “Eligible Holder” on pages 1 and 5 of the Exchange Offer.

Procedures for Tendering Eligible Options, pages 18-19

5.
See our comment above regarding the method of disseminating the offer materials. We note your disclosure throughout the Exchange Offer indicating that only tenders submitted via email will be accepted. In your response letter, please explain why you believe restricting the means of tendering to this process under all circumstances is acceptable.

Response: In response to the Staff’s comment, the Company has provided the requested explanation in Annex I attached to this letter.

6.
Please refer to the following statement: “Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to waive any of the conditions of the Exchange Offer or any defect or irregularity in any tender with respect to any particular Eligible Options or any particular Eligible Holder.”  While you may reserve the right to waive defects or irregularities of tender as to individual tendering Eligible Holders, the conditions of the Exchange Offer must be the same for everyone.  Please revise the language regarding waiver of offer conditions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Exchange Offer as requested.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

December 4, 2019

7.
Please refer to the following statement: “Subject to our rights to terminate and amend the Exchange Offer in accordance with Section 6 (“Conditions of the Exchange Offer”) . . .” It appears that the cross-reference to Section 6 should instead be to Section 13 (“Extension of the Exchange Offer; Termination; Amendment”).  If so, please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Exchange Offer to include an additional cross-reference to Section 13. The Company respectfully advises the Staff that it believes a cross-reference to Section 6 is also appropriate.

Withdrawal Rights, pages 19-20

8.
See our comments above regarding the methods of dissemination and tender. We note your disclosure throughout the Exchange Offer indicating that only withdrawals of tenders submitted via email will be accepted.  In your response letter, please explain why you believe restricting the means of withdrawing tenders to this process under all circumstances is acceptable.

Response: In response to the Staff’s comment, the Company has provided the requested explanation in Annex I attached to this letter.

Conditions of the Exchange Offer, pages 20-22

9.
Refer to the following statement: “[A]ny general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market.”  Please revise to clarify what would be considered a limitation on prices for securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Exchange Offer.

10.
Refer to bullet point seven on page 21.  It is not clear what mandatory or voluntary limitations by “any governmental, regulatory, administrative agency or authority” might affect extensions of credit to you. Please revise to explain or provide examples, here or in an appropriate section of the Offer to Exchange.  Alternatively, consider modifying the condition to more narrowly tailor it to the circumstances that could affect Cidara.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Exchange Offer.

11.
Refer to bullet eight on page 21.  This condition will be triggered by an “extraordinary or material adverse change in U.S. financial markets generally, including a decline of at least 10%...”  Revise the condition to quantify what would be considered materially adverse or extraordinary for purposes of this condition, beyond the enumerated 10% decline in your share price.  In addition, revise the condition to specify whether the decline would be measured at expiration or whether the condition could be “triggered” at some earlier point while the Exchange Offer is pending, even if your share price rebounds by the Expiration Time.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Exchange Offer.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

December 4, 2019

12.
Refer to the third sentence in the last paragraph in this Section on page 22.  Here you state that conditions may be waived “at any time and from time to time prior to our acceptance of your tendered Eligible Options for exchange…” Offer conditions must be asserted or waived as of the Expiration Time, rather than the date of acceptance.  That is, an event or non-occurrence of an event after expiration cannot be the basis for abandoning an offer. Please revise your disclosure here accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Exchange Offer as requested.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, pages 23-24

13.
Please revise the table showing the number of shares underlying Eligible and New Options beneficially owned by directors and executive officers to include the percentage of Eligible Options held by each such person.  See Item 1008(a) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the table on page 24 of the Exchange Offer to include the requested information.

*****

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

December 4, 2019

The Company respectfully requests the Staff’s assistance in completing the review of the Schedule TO-I, as amended, as soon as possible. Please contact me at (858) 550-6142 with any questions or further comments regarding the above responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Charles Bair, Esq.

Charles Bair, Esq.

cc:	Jeffrey Stein, Ph.D., Cidara Therapeutics, Inc. (via email)
Jessica Oien, J.D., Cidara Therapeutics, Inc. (via email)
Phillip McGill, Esq., Cooley LLP (via email)

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

December 4, 2019

Annex I

The Company respectfully advises the Staff that dissemination of the offer materials via email is appropriate because email is the Company’s primary means of communication with all of the Company’s employees, including with respect to compensation and benefits matters.  All employees of the Company are assigned a Company-provided email account upon the commencement of their employment with the Company, have regular access to such email account and regularly receive important communications from the Company by means of such email account.  In addition, each of the Company’s employees is proficient in the use of email, has access to a Company-provided computer and regularly uses email for communication with the Company.  The Company is technology-focused and does not use an intra-office mail system.  With the exception of periodic Company “all hands” meetings, substantially all employee information is communicated through electronic means.  Importantly, the Company has employees who work remotely (i.e., not at the Company’s physical offices) who rely on email as their primary means of communicating with the Company.

Similarly, the Company believes the use of email as the exclusive means of submitting and withdrawing tenders is appropriate since such electronic communication is the primary means through which employees communicate with the Company and submit important documentation to the Company.  For example, the Company’s employees communicate with the Company about stock option exercises, payroll matters, participation in the Company’s employee stock purchase plan and the Company’s other employee benefit programs via access to specific web portals and email.  Each of the Company’s employees has access to the technology, and regularly uses such technology, necessary to properly complete and sign the Election Form and deliver such Election Form to the Company via email.  Moreover, email establishes an electronic time-stamped record that is easy to track, enables the swift resolution of any deficiencies in delivery of tenders and withdrawals, and will allow the Company to quickly confirm receipt of tenders or withdrawals, thereby giving employees confidence that their materials have been delivered and received, and are being properly documented.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM